                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                              CTN MEDIA GROUP, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                    12643W107
             -------------------------------------------------------
                                 (CUSIP Number)

                              Neil H. Dickson, Esq.
                              CTN Media Group, Inc.
                         3350 Peachtree Road, Suite 1500
                             Atlanta, Georgia 30326
                                 (404) 256-4444
             -------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  June 1, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 10 Pages

-------------------                                           ------------------
CUSIP No. 12643W107                   13D                     Page 2 of 10 Pages
-------------------                                           ------------------

================================================================================
1    NAME OF REPORTING PERSON
     U-C Holdings, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                            (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
                                                                 / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
    NUMBER OF            7    SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY           -------------------------------------------------------
    OWNED BY             8    SHARED VOTING POWER
      EACH                    31,905,375 (See Item 5)
    REPORTING            -------------------------------------------------------
     PERSON              9    SOLE DISPOSITIVE POWER
      WITH                    0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              31,905,375 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     31,905,375 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     90.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO (limited liability company)
================================================================================

-------------------                                           ------------------
CUSIP No. 12643W107                   13D                     Page 3 of 10 Pages
-------------------                                           ------------------

================================================================================
1    NAME OF REPORTING PERSON
     John R. Willis
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                            (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
                                                                 / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
    NUMBER OF            7    SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY           -------------------------------------------------------
    OWNED BY             8    SHARED VOTING POWER
      EACH                    31,905,375 (See Item 5)
    REPORTING            -------------------------------------------------------
     PERSON              9    SOLE DISPOSITIVE POWER
      WITH                    0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              31,905,375 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     31,905,375(1) (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     90.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
================================================================================

----------

     (1) Mr. Willis disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

-------------------                                           ------------------
CUSIP No. 12643W107                   13D                     Page 4 of 10 Pages
-------------------                                           ------------------

================================================================================
1    NAME OF REPORTING PERSON
     Avy H. Stein
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                            (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
                                                                 / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
    NUMBER OF            7    SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY           -------------------------------------------------------
    OWNED BY             8    SHARED VOTING POWER
      EACH                    31,905,375 (See Item 5)
    REPORTING            -------------------------------------------------------
     PERSON              9    SOLE DISPOSITIVE POWER
      WITH                    0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              31,905,375 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     31,905,375(2) (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     90.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
================================================================================

----------

     (2) Mr. Stein disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

-------------------                                           ------------------
CUSIP No. 12643W107                   13D                     Page 5 of 10 Pages
-------------------                                           ------------------

================================================================================
1    NAME OF REPORTING PERSON
     Daniel M. Gill
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                            (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
                                                                 / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
    NUMBER OF            7    SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY           -------------------------------------------------------
    OWNED BY             8    SHARED VOTING POWER
      EACH                    31,905,375 (See Item 5)
    REPORTING            -------------------------------------------------------
     PERSON              9    SOLE DISPOSITIVE POWER
      WITH                    0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              31,905,375 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     31,905,375(3) (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     90.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
================================================================================

----------

     (3) Mr. Gill disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

-------------------                                           ------------------
CUSIP No. 12643W107                   13D                     Page 6 of 10 Pages
-------------------                                           ------------------

================================================================================
1    NAME OF REPORTING PERSON
     Daniel H. Blumenthal
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  / /
                                                            (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)
                                                                 / /
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
    NUMBER OF            7    SOLE VOTING POWER
     SHARES                   0
  BENEFICIALLY           -------------------------------------------------------
    OWNED BY             8    SHARED VOTING POWER
      EACH                    31,905,375 (See Item 5)
    REPORTING            -------------------------------------------------------
     PERSON              9    SOLE DISPOSITIVE POWER
      WITH                    0
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              31,905,375 (See Item 5)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     31,905,375(4) (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     90.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
================================================================================

----------

     (4) Mr. Blumenthal disclaims such beneficial ownership of the securities held by Holdings except to the extent of his indirect beneficial interest as a Founding Member of WSP LLC, the general partner of WSPI, which is the Managing Member of Holdings.

-------------------                                           ------------------
CUSIP No. 12643W107                   13D                     Page 7 of 10 Pages
-------------------                                           ------------------

          Each of Item 4 and Item 7 of Amendment No. 9 to Statement on Schedule 13D is hereby amended and restated in its entirety by deleting Item 4 and Item 7 of Amendment No. 9 and replacing each in its entirety as set forth as Item 4 and
Item 7, respectively, in this Amendment No. 10 to Statement on Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

          On June 1, 2001, U-C Holdings, L.L.C. ("Holdings") and Willis Stein & Partners, L.P. ("WSPI") entered into a Voting Agreement (the "Voting Agreement") with MPM Acquisition, Inc. ("Newco"). The execution of the Voting Agreement was a condition to the execution and delivery by Newco of a Stock Purchase Agreement (the "Purchase Agreement"), dated as of June 1, 2001, by and among Newco, CTN Media Group, Inc. (the "Issuer") and Armed Forces Communications, Inc. d/b/a "Market Place Media" and a wholly-owned subsidiary of the Issuer ("MPM"), pursuant to which Newco, subject to the terms and conditions thereof, agreed to purchase from the Issuer all of the issued and outstanding shares of capital stock of MPM for a purchase price of $28,000,000, subject to the adjustments made, if any, pursuant to the Purchase Agreement.

          Pursuant to the Voting Agreement, each of Holdings and WSPI has agreed that, during the time the Voting Agreement is in effect, Holdings shall vote its shares of the capital stock of the Issuer (the "Shares") in favor of the proposed acquisition of the capital stock of MPM by Newco in accordance with the terms of the Purchase Agreement. If the Purchase Agreement is terminated, the Voting Agreement will also terminate at such time. Subject to the foregoing and to certain exceptions and conditions, Holdings has agreed pursuant to the Voting Agreement to vote, and has appointed Newco, W. Montague Yort and Nicholas E. Somers in their respective capacities as officers of Newco, and any individual who shall hereafter succeed any such officer of Newco and any other designee of Newco, as its irrevocable proxy to vote the Shares solely for the purposes of adopting the Purchase Agreement and the approval of the terms thereof and other related actions, against certain other enumerated actions or agreements that relate to the Purchase Agreement, and for no other purpose. Subject to the terms and conditions of the Voting Agreement, Holdings and WSPI have agreed to refrain from soliciting or responding to certain inquiries or proposals regarding MPM, to restrictions on transfer of the Shares, and to take or refrain from taking certain other actions.

          The share numbers held by Holdings set forth herein include (i) 11,576,612 shares of Common Stock, (ii) 13,059,984 shares of Common Stock issuable to Holdings upon conversion at any time of the 2,176,664 shares of Series A Convertible Preferred Stock, (iii) 1,599,996 shares of Common Stock issuable to Holdings upon conversion at any time of the 266,666 shares of Series B Convertible Preferred Stock, (iv) 2,658,472 shares of Common Stock that Holdings has the right to acquire as of May 9, 2001 in lieu of cash payment from the Issuer of $6,646,179 of Series A Convertible Preferred Stock dividends accrued through May 9, 2001 and due upon conversion of its shares of Series A Convertible Preferred Stock, (v) 17,885 shares of Common Stock that Holdings has the right to acquire as of May 9, 2001 in lieu of cash payment from the Issuer of $44,712 of Series B Convertible Preferred Stock dividends accrued through May 9, 2001 and due upon conversion of its shares of Series B Convertible Preferred Stock, (vi) 924,832 shares of Common Stock subject to currently exercisable Class C Warrants issued to Holdings on October 5, 1998 and April 25, 1997 and
(vii) 2,067,594 shares of Common Stock currently purchasable by Holdings pursuant to certain Equity Protection Agreements dated April 25, 1997, which give Holdings the right to purchase Common Stock upon the exercise of certain private placement warrants and options. The share numbers do not include an additional 340,170 shares of Common Stock not yet purchasable by Holdings under these Equity Protection Agreements.

          While the Reporting Persons reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the Reporting Persons have any

-------------------                                           ------------------
CUSIP No. 12643W107                   13D                     Page 8 of 10 Pages
-------------------                                           ------------------

plans or proposals which relate to or would result in any of the following, except as to the Voting Agreement and the proposed acquisition of MPM by Newco, the conversion of the Series A Convertible Preferred Stock, the conversion of the Series B Convertible Preferred Stock, the exercise of Class C Warrants, or the acquisition of Common Stock under the Equity Protection Agreements:

          (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer (except as set forth above);

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries (except as set forth above);

          (c) Sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (except as set forth above);

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (a) Joint Filing Agreement, dated as of June 11, 2001, among U-C Holdings, L.L.C., John R. Willis, Avy H. Stein, Daniel M. Gill and Daniel H. Blumenthal.

          (b) Voting Agreement, dated as of June 1, 2001, among MPM Acquisition, Inc., U-C Holdings, L.L.C. and Willis Stein & Partners, L.P. (incorporated by reference to Annex C to the Issuer's Schedule 14C Information Statement filed on June 8, 2001).

          (c) Stock Purchase Agreement, dated as of June 1, 2001, by and among MPM Acquisition, Inc., CTN Media Group, Inc. and Armed Forced Communications, Inc. (incorporated by reference to Annex A to the Issuer's Schedule 14C Information Statement filed on June 8, 2001).

          (d) Fifth Amended and Restated Limited Liability Company Agreement of U-C Holdings, L.L.C. dated as of April 5, 2001 (incorporated by reference to
Exhibit 7(b) to the Schedule 13D filed on April 16, 2001).

-------------------                                           ------------------
CUSIP No. 12643W107                   13D                     Page 9 of 10 Pages
-------------------                                           ------------------

          (e) Series B Convertible Preferred Stock Purchase Agreement between U-C Holdings, L.L.C. and CTN Media Group, Inc., dated as of April 5, 2001 (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on April 6, 2001).

          (f) Form of Amended and Restated Certificate of Incorporation of CTN Media Group, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed on April 6, 2001).

          (g) Amended and Restated Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of October 18, 1999 (incorporated by reference to Exhibit 7(b) to the Schedule 13D filed on October 19, 1999).

          (h) Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of August 31, 1999 (incorporated by reference to Exhibit 7(c) to the Schedule 13D filed on September 10, 1999).

          (i) Purchase Agreement between U-C Holdings, L.L.C. and College Television Network, Inc., dated as of July 23, 1999 (incorporated by reference to Exhibit 4.1 to Issuer's Form 8-K filed August 3, 1999).

          (j) Form of Class C Warrant No. C-2, issued to U-C Holdings, L.L.C. pursuant to the Standby Stock Purchase Agreement dated July 2, 1998 (incorporated by reference to Exhibit 4.15 to the Issuer's Registration Statement on Form S-3 (File No. 333-58479) filed July 2, 1998, as amended, declared effective on July 28, 1998).

          (k) Form of Class C Warrant No. C-1, dated April 25, 1997, issued to U-C Holdings, L.L.C. (incorporated by reference to Exhibit 4.1 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

          (l) Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference to Exhibit
4.2 to the Issuer's Form 10-KSB for the fiscal year ended October 31, 1997).

          (m) Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference herein to
Exhibit 4.3 to the Issuer's Form 10-KSB for the fiscal year ended October 31,
1997).

          (n) Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference herein to
Exhibit 4.4 to the Issuer's Form 10-KSB for the fiscal year ended October 31,
1997).

          (o) Equity Protection Agreement, dated April 25, 1997, between CTN Media Group, Inc. and U-C Holdings, L.L.C. (incorporated by reference herein to
Exhibit 4.5 to the Issuer's Form 10-KSB for the fiscal year ended October 31,
1997).

-------------------                                          -------------------
CUSIP No. 12643W107                   13D                    Page 10 of 10 Pages
-------------------                                          -------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2001

                                        U-C HOLDINGS, L.L.C.

                                        By:  Willis Stein & Partners, L.P.
                                             Its Managing Member

                                        By:  Willis Stein & Partners, L.L.C.
                                             Its General Partner

                                        By:  /s/ DANIEL M. GILL
                                             -----------------------------------
                                             Daniel M. Gill
                                             Its: Managing Director

                                        JOHN R. WILLIS

                                        By:  /s/ DANIEL M. GILL
                                             -----------------------------------
                                             Daniel M. Gill, pursuant to a Power
                                             of Attorney filed with the
                                             Commission

                                        AVY H. STEIN

                                        By:  /s/ DANIEL M. GILL
                                             -----------------------------------
                                             Daniel M. Gill, pursuant to a Power
                                             of Attorney filed with the
                                             Commission

                                        DANIEL H. BLUMENTHAL

                                        By:  /s/ DANIEL M. GILL
                                             -----------------------------------
                                             Daniel M. Gill, pursuant to a Power
                                             of Attorney filed with the
                                             Commission

                                        DANIEL M. GILL

                                             /s/ DANIEL M. GILL
                                        ----------------------------------------